

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2013

<u>Via E-mail</u>
Douglas D.G. Birnie
President and Chief Executive Officer
Ireland Inc.
2441 West Horizon Ridge Parkway, Suite 100
Henderson, Nevada, 89052

> **Re:** **Ireland Inc.**
> **Registration Statement on Form S-3**
> **Filed January 15, 2013**
> **Response dated February 19, 2013**
> **File No. 333-186039**

Dear Mr. Birnie:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 3 of our letter dated February 1, 2013 and we reissue the comment. We note that you do not appear to have filed proxies or information statements for annual meetings. Please disclose, if true, that you have not held annual meetings as required by state law and your incorporating documents, and briefly explain whether and how shareholders can request that you conduct meetings. Please also indicate if and when you intend to conduct the next annual meeting. We will consider draft disclosure provided in a response letter.

Douglas D.G. Birnie
Ireland Inc.
February 26, 2013
Page 2

Signatures

2. We note your response to comment 4 of our letter dated February 1, 2013 and we reissue the comment. Your registration statement must be signed by, among others, your controller or principal accounting officer. Please disclose who is signing in the capacity of controller or principal accounting officer. See Instruction 1 to Signatures on Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald E. Alper at (202) 551-3329 or James Lopez at (202) 551- 3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Christian I. Cu, Esq.